

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2018

Todd Brady
President and Chief Executive Officer
Aldeyra Therapeutics, Inc.
131 Hartwell Avenue, Suite 320
Lexington, MA 02421

Re: Aldeyra Therapeutics, Inc.
      Registration Statement on Form S-3
      Filed July 20, 2018
      File No. 333-226266

Dear Dr. Brady:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Keith J. Scherer